Exhibit 4.8

MEMORANDUM OF AGREEMENT Dated: 12th March, 2007	Norwegian Shipbroker’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name SALEFORM 1993 Revised 1966, 1983 and 1986/87.

Argo Shipholding Inc. of Marshall Islands
Hereinafter called the Sellers, have agreed to sell, and
Britannia Bulk Plc of London or their guaranteed nominee
Hereinafter called the Buyers, have agreed to buy

Name: m/v Nikoplos

Classification Society/Class: N.K.K

Built: 1983	By: Hakodate Dock Co Ltd, Hakodate, Japan

Flag:Panama	Place of registration: Panama

Call Sign: H9JH	Grt/Nrt: 18,596/10,026

~~Register~~ IMO Number: 8208945

Hereinafter called the Vessel, on the following terms and conditions:

Definition

“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefex or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.         Purchase price

USD 10,750,000 cash, (United States Dollars Ten Million Seven Hundred Fifty Thousand only)

2.                          Deposit

As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within three (3) Athens/London/New York banking days from the date of this Agreement signed by Sellers and Buyers by fax and the opening of the joint bank account. This deposit shall be placed with Egnatia Bank S.A., Kolokotroni Street & 11 Merarchias Street, 18535 Piraeous, Greece, swift code: EGNAGR2T and held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers. The cost of meeting room for closing including communication and any incidental costs to be borne equally by Sellers and Buyers.

3.                          Payment

The 10% deposit will be released and the said Purchase Price shall be paid in full free of bank charges to Egnatia Bank S.A., 116 Kolokotroni Street & 11 Merarchias Street, 18535 Piraeus, Greece, swift code: EGNAGR2T, Beneficiary: Argo Shipholding Inc, USD Account No.:0095369427, IBAN No.: GR97 0280 3010 0000 0003 5369 427, Correspondent Bank in US: American Express Bank Ltd, N.Y., U.S.A., Account No.: 717066, swift code: AElBUS33 or Bank of New York, N.Y., U.S.A., Account No.: 890-0055- 561, swift code: IRVTUS3N on delivery of vessel in exchange for the agreed delivery documents, but not later than 3 Athens/London/New York banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with clause 5.

4.                         Inspections

a)*                  The Buyers have inspected and accepted the Vessel’s classification records including steel gaugings. The Buyers have also inspected the Vessel at/in Nueva Palmira on 7th February 2007 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

b)*                 ~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~

~~The Seller shall provide for inspection of the Vessel at/in~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted-after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*                            ~~4a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.                         Notice, time and place of delivery

a)                         The  Sellers shall  keep the  Buyers well informed  of the Vessel’s itinerary and shall provide the Buyers with 25/15/10/5/2 days notice of approximate date of ~~and days notice of the estimated time of arrival at the intended place of drydocking/underwater inspection~~/readiness for delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)                        The Vessel shall be delivered and taken over with the time charter attached, with clean swept holds, free of stowaways, at a safe port and always accessible safe berth or safe anchorage safely afloat ~~at a safe and accessible berth or anchorage at/in~~ within full Atlantic, i.e. Montreal/Bahia Blanca range including Carribean, Skaw/Pointe Noire range including Baltic/Mediterranean/Black Sea within trading limits Cape Town/Maputo range, excluding U.S.A

In the Sellers’ option.

c)                         Expected time or delivery: Between 5th April 2007 – 10th May 2007 in Sellers’ option

Date of cancelling (see clauses 5 c),6 b) (iii) and 14): 10th May 2007 in Buyers’ option

If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)                        Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.                         Drydocking/Divers Inspection

a)**           ~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

b)**          ~~(i)        The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

~~(ii)       If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall  arrange for the Vessel to be drydocked  at their expense for  inspection  by the Classification society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to effect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the classification society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.~~

~~(iii)      If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in clause 5 b) shall be extended by the additional time required for the dry docking and extra steaming, but limited to a maximum of 14 running days.~~

c)                         ~~If the vessel is drydocked pursuant to Clause 6 a) or 6 b) above~~

~~(i)        the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection of the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to effect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~(ii)       the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the vessel’s class*.~~

~~(iii)      the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv)     the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v)      the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classifications surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the vessel is in drydock or not and irrespective of Clause 5 b).~~

~~*         Notes, if any, in the surveyor’s report which are accepted by the classification Society without condition/recommendation are not to be taken into account.~~

~~**       6a) and 6b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~

7.                         Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, and on shore and on order. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, ~~but spares on order are to be excluded~~. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s Officers’ and Crew’s personal belongings ~~including the slop chest~~ are to be excluded from the sale, as well as the following additional items (including items on hire): Oxygen/Acetylene/Freon  bottles and Mini-M. With reference to slop chest, Sellers will revert prior to delivery if this is available for purchase by the buyers and the contents therein.

The Buyers shall take over the remaining bunkers which are charterars property and unused lubricating oils in storage tanks and sealed unbroached drums, greases and  hydraulics and pay for unused luboils at Sellers’ net cost (purchase price) ~~and pay the current net market price~~ (excluding barging costs ~~expenses) at the port and date of delivery of the Vessel~~. All prices to be evidenced by original if available, or relevant copies of invoices. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.                         Documentation. (see also clause 16)

The place of closing: Athens - Greece

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~

~~a)                         Legal Bill of Sale in a form recordable in             (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

~~b)                        Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c)                         Confirmation of Class issued within 72 hours prior to delivery.~~

~~d)                        Current Certificate issued by the competent authorities stating that the Vessel is free from register encumbrances.~~

~~e)                         Certificate of deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the purchase Price has been paid and the Vessel has been delivered.~~

~~f)                           Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., manuals, drawings, charts and instruction books which are on board the Vessel. Other certificates which are onboard the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation for main engine/all auxiliaries/dock machinery/radio and navigational equipment which may be in the Sellers’ possession shall be promptly forwarded to the Buyers technical managers in Denmark within 7   days of delivery of the vessel, at Buyers  expense. If they so request. The Sellers may keep the Vessel’ a log books but the Buyers to have the right to take copies of same.

9.        Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from any ~~all charters~~, encumbrances, mortgages and maritime liens, arrests, free of any overdue port state control detentions/deficiencies existing at the time of delivery or any other debts/taxes/claims whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.      Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers account including all port charges following delivery, where as similar charges in connection with the closing of the Sellers’ register, Sellers’ crew repatriation and all port charges on arrival and until delivery of the vessel shall be for the Sellers’ account.

11.      Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreements she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her present class maintained with one outstanding recommendation set out on 29 April 2006 at Itaqui and which is due for next drydocking, ~~without condition/recommendation*~~, free of average damage affecting the Vessel’s class, free of any overdue port state control detentions/deficiencies existing at the time of delivery and with all continuous survey cycles completely upto date with no outstanding items and with her classification certificates and national/international trading certificates, as well as all other certificates the Vessel had at the time of inspection as required under present flag to be clean and valid for a minimum of three (3) months ~~and unextended without condition/recommendation* by Class or the relevant authorities at~~ from the date time of delivery without extensions. Vessel is in compliance with all updated regulations including IACS URS requirements and SOLAS requirements and same can be confirmed by reviewing the survey status or the class records. At the time of delivery Sellers to provide a certificate from the vessel’s class confirming the present class is maintained with one outstanding recommendation set out on 29 April 2006 at Itaqui, and which is due for next drydocking.

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the buyers inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*         Notes, if any, in the surveyor’s reports which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.      Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and after funnel markings.

13.      Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.                  Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.                  Buyers’ representatives

After this Agreement has been signed by fax by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense ~~upon arrival at on or about~~ upto the time and place of delivery.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation. Upon Sellers tendering NOR and unconditional acceptance thereof by the Buyers (for avoidance of doubt, unconditional acceptance solely relates to any issues arising from the vessel’s demonstration only under this clause), the Buyers shall be allowed to place a further representative on board and up to 2 other crew members to be allowed on board during daylight hours when Sellers crew shall demonstrate and familiarise Buyers representatives/crew on the operation of the Vessel’s equipment, machinery and systems. Buyers’ representatives/crew to sign Sellers LOI before boarding the vessel and in no case to interfere with the vessel’s operation. Above demonstration shall be at the sole discretion of the Master of the Vessel.

16.      Arbitration

a)*                  This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

Arbitrators to be appointed by the London Maritime Arbitrators Association.

b)*                 ~~This Agreement shall be governed by and construed in accordance with Title 9 of the United Stage Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators Inc. New York.~~

c)*                  ~~Any dispute arising out of this Agreement shall be referred to arbitration at                                                           , subject to the procedures applicable there. The laws of                                             shall govern this Agreement.~~

*                            ~~16a), 16b) and 16c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.~~

CLAUSES 17 TO 22 (APPENDIX) HERETO FORM AN INTEGRAL PART OF THIS CONTRACT

[SEAL]

Copyright: Norwegian Shipbrokers’ Association, Oslo, Norway.
Printed and sold by S-Gruppen A/S., Halvorsen & Larsen Oslo, Norway.
Fax: 47-22-25 28 68. Phone: 47-22-25 81 90.

Appendix to Memorandum of Agreement code-name SALEFORM 1993
dated 12th March, 2007 - m/v “Nikoplos”

CLAUSE 17

THE VESSEL IS TO BE DELIVERED WITHOUT DRYDOCKING BUT BUYERS SHALL HAVE THE RIGHT TO REQUEST AND CARRY OUT A DIVERS INSPECTION OF VESSELS UNDERWATER PARTS BY VESSELS CLASS APPROVED DIVERS WITH VIDEO EQUIPMENT.

SUCH UNDERWATER INSPECTION TO BE ATTENDED BY CLASS SURVEYOR, BUYERS REPRESENTATIVES AND SELLERS REPRESENTATIVES. COST OF DIVERS AND CLASS SURVEYOR FEE FOR BUYERS ACCOUNT.

IF ANY DAMAGE IS FOUND AFFECTING CLASS WHICH IN THE OPINION OF CLASS SURVEYOR PRESENT AT INSPECTION WOULD CONSTITUTE A RECOMMENDATION REQUIRING THE VESSEL TO DRYDOCK IMMEDIATELY, THEN CLAUSE 6 OF NSF 93 TO APPLY AND THE VESSEL TO BE DRYDOCKED IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SAID CLAUSE. FURTHER, THE CANCELLING DATE TO BE EXTENDED WITHOUT ANY COMPENSATION AND DAMAGES IMPOSED ON THE SELLERS FOR THE PERIOD CORRESPONDING TO THAT OF THE SELLERS FINDING A PROPER DRYDOCK, TRANSPORTING THE VESSEL FROM THE PORT OF UNDERWATER INSP UPTO THE DRYDOCK, AND MAKING AND COMPLETING THE REQUIRED REPAIR AT THE DRYDOCK.

IF ANY DAMAGE IS FOUND WHICH IN THE OPINION OF CLASS SURVEYOR PRESENT AT INSPECTION WOULD CONSTITUTE A RECOMMENDATION NOT REQUIRING THE VESSEL TO DRYDOCK UNTIL THE NEXT SCHEDULED DRYDOCKING EXCEPT THE ONE OUTSTANDING RECOMMENDATION SET OUT ON 29 APRIL 2006 AT ITAQUI, AND WHICH IS DUE FOR NEXT DRYDOCKING, THEN SELLERS AND BUYERS TO APPLY TO TWO SHIPYARDS MUTUALLY AGREED IN THE DELIVERY AREA FOR QUOTATIONS FOR REPAIRS OF SAID DAMAGE THE COST TO BE THE DIRECT COST TO REPAIR SUCH DAMAGE (IE, NO DD FEES, NO OFFHIRE ETC.). THEREAFTER IT SHALL BE IN THE SELLERS’ OPTION WHETHER TO REPAIR SAID DAMAGES PRIOR TO DELY OR TO DELIVER THE VESSEL WITH SAID DAMAGE. IF SELLERS DECIDE TO DELIVER THE VESSEL WITH THE SAID DAMAGE, THE BUYERS WILL TAKE DELIVERY WITH SUCH CLASS RECOMMENDATION, AGAINST A REDUCTION IN PRICE OF THE COST OF REPAIRS, WHICH TO BE DEFINED AS THE AVERAGE OF THE TWO QUOTATIONS OBTAINED.

IF NO DAMAGE FOUND BY CLASS SURVEYOR TO AFFECT CLASS THEN THE VESSEL TO BE DELIVERED WITHOUT PRE-DELIVERY DRYDOCKING.

CLAUSE 18

SELLERS TO ASSIST BUYERS AND PROVIDE THEM WITH ALL INFORMATION AND COPIES OF CERTIFICATES AS MAY BE REQUIRED FOR BUYERS REGISTRATION PURPOSES. AGREEMENT ON LIST OF DELIVERY DOCUMENTS TO BE REACHED DURING NEGOTIATIONS AND SAME TO BE INCORPORATED IN THE MOA. PHOTOCOPIES OF ALL EXECUTED DELIVERY DOCUMENTS TO BE FAXED TO BUYERS WELL IN ADVANCE OF DELIVERY.

CLAUSE 19

SELLERS TO PROVIDE A LETTER STATING THAT TO THE BEST OF THEIR KNOWLEDGE, THE VESSEL IS NOT BLACKLISTED BY THE ARAB BOYCOTT LEAGUE IN DAMASCUS OR ANY OTHER NATION OR ORGANISATION.

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CLAUSE 20

THE SALE IS TO INCLUDE THE TRANSFER OF THE EXISTING TIME CHARTER TO ARMADA AT USD 18,250 / DAY (LESS 6.25% TOTAL COMMISSION) TILL MINIMUM 26/3/07- MAXIMUM 26/6/07.

CLAUSE 21

THE SALE IS SUBJECT TO APPROVAL OF BUYERS FROM PRESENT CHARTERERS. SUBJECT TO BE LIFTED WITHIN 3 WORKING DAYS AFTER RECAP IS AGREED BY BOTH PARTIES. A NOVATION AGREEMENT WILL BE MUTUALLY AGREED AND SIGNED BETWEEN SELLERS, BUYERS AND CHARTERERS AS SOON AS POSSIBLE AFTER EXECUTION OF THE MOA AND IN ANY EVENT PRIOR TO THE DATE OF VESSEL’S DELIVERY. PRIOR TO THE EXECUTION OF THE MOA BUYERS WILL PROVIDE SELLERS WITH DETAILS OF THE INTENDED NEW FLAG, OWNERSHIP, MANAGEMENT AND NAME OF THE VESSEL AFTER DELIVERY, FOR SUBMISSION TO THE TIME CHARTERERS FOR THEIR RESPECTIVE APPROVAL.

CLAUSE 22

ALL DETAILS OF THIS OFFER AND ANY EVENTUAL SALE TO BE KEPT PRIVATE AND CONFIDENTIAL BY BOTH PARTIES AND IS NOT TO BE DISCUSSED WITH ANY UNRELATED THIRD PARTIES.

This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.

For the Sellers (1)	For the Buyers (2)

[SEAL]	/s/ C. J. Hanson
Britannia Bulk Plc

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